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[redacted]

03032984

October 23, 2003

SUPPL

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
OCT 28 2003
1086

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated October 13, 2003 announcing Air France's traffic results for September 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Linda A. Hesse

Linda A. Hesse

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

dlw 10/30

Information

AIR FRANCE

Traffic

Roissy, 10 October 2003

SEPTEMBER 2003 TRAFFIC

- **Slight drop in traffic on a comparable basis**
- **Load factor down 2.5 points to 75.1%**

Passenger operations

Due to a positive basis effect relative to the September 2002 pilots' strike, the Group posted a 6.6% increase in traffic for a 10.1% rise in capacity. The seat load factor fell by 2.5 points to reach 75.1%.

Excluding the impact of the strike, traffic declined by 1.1% while capacity rose by 2.0%. The seat load factor stood at 75.1%, down 2.4 points.

- **Long-haul network**

With a 6.3% growth in traffic and a 10.1% increase in capacity, the seat load factor on the long-haul network declined by 2.9 points to reach 78.3%.

- On the North American network, traffic increased by 9.9% for a 16.4% rise in capacity. The load factor stood at 77.4% (down 4.6 points).
- The Latin American sector posted a very good performance: the seat load factor improved by 4.8 points to attain 85.1%, due to a 27.7% growth in traffic for a 20.6% increase in capacity.
- The situation in Asia continued to improve, with traffic down by 2.1% against a 14.8% drop in August. Capacity slightly increased over the month: up 0.7%. The load factor regained the high level of 83.4%, although down 2.4 points.
- On the Caribbean / Indian Ocean network, capacity increased by 14% while traffic grew by 4.1%. The load factor declined by 6.8 points to 71.2%.
- On the Africa / Middle-East network, capacity was reduced by 1% while traffic was up 0.5% The load factor gained 1.1 points to 78.4%.

- **International medium-haul network**

On the international medium-haul network, traffic increased by 9.5%. Capacity was up 14.4% and the seat load factor declined by 3 points to 68.0%.

- **Domestic network**

On the domestic network, the seat load factor gained 0.4 points to reach 65.4% as traffic increased by 5% for a 4.5% rise in capacity.

Cargo operations

In September, cargo activity continued to be affected by the sluggish economic environment.

Due to a positive basis effect relative to the September 2002 pilots' strike, cargo traffic increased by 3.5% for a 10.2% rise in capacity. The cargo load factor stood at 62.4% (down 4.1 points).
However, the implementation in September of a change in the statistics referential artificially boosted capacity growth by more than 1.5% and reduced the load factor by an additional 1 point.

Excluding the impact of the strikes and statistical changes, cargo traffic dropped 4.3% for a 0.9% reduction in capacity. The load factor stood at 63.3%, down 2.2 points.

STATISTICS

Passenger operations

September 2003 / September 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**8,246**	**+10.1%**	**6,459**	**+6,3%**	**78.3%**	**-2.9**
Americas	*3,640*	*+17.3%*	*2,883*	*+13.9%*	*79.2%*	*-2.4*
Asia	*1,704*	*+0.7%*	*1,421*	*-2.1%*	*83.4%*	*-2.4*
Africa-Middle East	*1,119*	*-1.0%*	*878*	*+0.5%*	*78.4%*	*+1.1*
Caribbean-Indian Ocean	*1,816*	*+14.0%*	*1,294*	*+4.1%*	*71.2%*	*-6.8*
Group Europe	**1,899**	**+14.4%**	**1,291**	**+9.5%**	**68.0%**	**-3.0**
Air France	*1,680*	*+16.1%*	*1,149*	*+10.7%*	*68.4%*	*-3.4*
Regional subsidiaries	*219*	*+2.8%*	*142*	*+1.1%*	*65.0%*	*-1.1*
Group domestic	**1,299**	**+4.5%**	**850**	**+5.0%**	**65.4%**	**+0.4**
Air France	*1,095*	*+4.5%*	*738*	*+6.7%*	*67.4%*	*+1.4*
Regional subsidiaries	*203*	*+4.4%*	*111*	*-5.1%*	*54.8%*	*-5.5*
Total Group	**11,443**	**+10.1%**	**8,599**	**+6.6%**	**75.1%**	**-2.5**
Total Air France	*11,021*	*+10.4%*	*8,345*	*+6.9%*	*75.7%*	*-2.5*
Total regional subsidiaries	*422*	*+3.6%*	*254*	*-1.7%*	*60.1%*	*-3.2*

2nd quarter to 30 September 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**25,642**	**+4.1%**	**20,992**	**+4.1%**	**81.9%**	**0.0**
Americas	*11,358*	*+11.2%*	*9,585*	*+13.8%*	*84.4%*	*+1.9*
Asia	*4,848*	*-9.8%*	*3,972*	*-12.3%*	*81.9%*	*-2.3*
Africa-Middle East	*3,449*	*-3.8%*	*2,731*	*-2.9%*	*79.2%*	*+0.8*
Caribbean-Indian Ocean	*6,099*	*+10.0%*	*4,783*	*+7.2%*	*78.4%*	*-2.1*
Group Europe	**5,782**	**+9.1%**	**4,017**	**+8.6%**	**69.5%**	**-0.3**
Air France	*5,139*	*+10.2%*	*3,587*	*+9.2%*	*69.8%*	*-0.7*
Regional subsidiaries	*643*	*+0.7%*	*430*	*+3.8%*	*66.9%*	*+2.0*
Group domestic	**3,831**	**-0.8%**	**2,535**	**+1.5%**	**66.2%**	**+1.5**
Air France	*3,261*	*-1.5%*	*2,210*	*+2.4%*	*67.8%*	*+2.6*
Regional subsidiaries	*569*	*+4.0%*	*325*	*-4.2%*	*57.1%*	*-4.9%*
Total Group	**35,255**	**+4.4%**	**27,544**	**+4.5%**	**78.1%**	**+0.1**
Total Air France	*34,043*	*+4.4%*	*26,789*	*+4.6%*	*78.7%*	*+0.2*
Total regional subsidiaries	*1,212*	*+2.2%*	*755*	*+0.2%*	*62.3%*	*-1.2*

1st half to 30 September 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**48,569**	**+0.5%**	**38,692**	**-1.1%**	**79.7%**	**-1.2**
Americas	*20,534*	*+2.7%*	*17,126*	*+4.0%*	*83.4%*	*+1.0*
Asia	*9,352*	*-12.2%*	*6,950*	*-20.8%*	*74.3%*	*-8.0*
Africa-Middle East	*6,594*	*-8.3%*	*4,943*	*-7.9%*	*75.0%*	*+0.3*
Caribbean-Indian Ocean	*12,296*	*+14.9%*	*9,815*	*+13.5%*	*79.8%*	*-1.0*
Group Europe	**11,027**	**+4.8%**	**7,474**	**+1.7%**	**67.8%**	**-2.0**
Air France	*9,771*	*+5.4%*	*6,649*	*+1.8%*	*68.1%*	*-2.4*
Regional subsidiaries	*1,257*	*+0.3%*	*825*	*+1.1%*	*65.6%*	*+0.5*
Group domestic	**7,546**	**-3.3%**	**5,117**	**+0.8%**	**67.8%**	**+2.7**
Air France	*6,463*	*-3.5%*	*4,479*	*+1.6%*	*69.3%*	*+3.4*
Regional subsidiaries	*1,083*	*-2.2%*	*638*	*-4.7%*	*58.9%*	*-1.5*
Total Group	**67,142**	**+0.7%**	**51,283**	**-0.5%**	**76.4%**	**-0.9**
Total Air France	*64,803*	*+0.8%*	*49,820*	*-0.5%*	*76.9%*	*-1.0*
Total regional subsidiaries	*2,340*	*-0.9%*	*1,463*	*-1.5%*	*62.5%*	*-0.4*

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	change
September 2003 / September 2002	716	+10.2%	446	+3.5%	62.4%	-4.1
2nd quarter to 30 September 2003	2,159	+2.9%	1,316	-0.6%	61.0%	-2.2
1st half to 30 September 2003	4,166	-1.8%	2,627	-3.2%	63.1%	-0.9